Exhibit 99.19
Notice to ASX and LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

19 April 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Global Employee Share Plan (GESP)

Under the GESP employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each (‘shares’), Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of the GESP.

The following PDMR/KMPs acquired Rio Tinto shares or ADRs under the GESP and were allocated the same number of matching shares or ADRs as follows:

Security	Name of PDMR/KMP	Number of Shares or ADRs Acquired	Matching shares or ADRs	Price per Share or ADR	Date of transaction
Rio Tinto plc shares	Baatar, Bold	20.0177	20.0177	37.4667 GBP	17/04/2018
Rio Tinto plc shares	Barrios, Alfredo	19.1519	19.1519	37.4667 GBP	17/04/2018
Rio Tinto Limited shares	Farrell, Joanne	17.9599	17.9599	77.84 AUD	17/04/2018
Rio Tinto plc shares	Jacques, Jean-Sébastien	10.0088	10.0088	37.4667 GBP	17/04/2018
Rio Tinto plc shares	Kirikova, Vera	10.0088	10.0088	37.4667 GBP	17/04/2018
Rio Tinto plc shares	Lynch, Christopher	10.0088	10.0088	37.4667 GBP	17/04/2018
Rio Tinto Limited shares	McIntosh, Stephen	17.9599	17.9599	77.84 AUD	17/04/2018
Rio Tinto plc shares	Trott, Simon	24.6298	24.6298	37.4667 GBP	17/04/2018

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares).  Qualifying UK employees are also awarded Free Shares once a year.

The following PDMR/KMPs purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows:

Security	Name of PDMR/KMP	Number of Shares Acquired	Matching shares	Price per Share GBP	Date of transaction
Rio Tinto plc shares	Jacques, Jean-Sébastien	10	10	37.4667	17/04/2018
Rio Tinto plc shares	Kirikova, Vera	10	10	37.4667	17/04/2018
Rio Tinto plc shares	Lynch, Christopher	10	10	37.4667	17/04/2018

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404